UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended October 14, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE September 29, 2009

CANADIAN ZINC PARTICIPATES IN VATUKOULA FINANCINGS
VATUKOULA GOLD MINE OPERATIONAL UPDATE TUVATU OPTION CANCELLED

Vancouver, British Columbia, September 29, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) reports that it has conditionally agreed to subscribe for 125 million new shares in Vatukoula Gold Mines plc (“VGM”) for an investment of £1.5 million (1.2 pence per share).

Canadian Zinc’s subscription is part of a share placement by VGM to raise approximately £9 million (Cdn $15.75 million).  Sprott Asset Management Inc., a substantial shareholder of both VGM and CZN has also subscribed for 124.5 million shares of VGM for an investment of £1.5 million.

Canadian Zinc also reports that Viso Gero Global Inc. has exercised its previously announced call option and has purchased from Canadian Zinc 200 million shares of VGM for £2 million.

In a separate transaction, Canadian Zinc has exercised its right, upon exercise of the Viso Gero call option, to acquire further shares of VGM and has agreed with VGM to subscribe £2 million for 156 million new shares (1.28 pence per share).

Following completion of the VGM financing and CZN’s separate subscription, Canadian Zinc will hold 628 million shares of VGM representing approximately 17.2% of VGM’s then outstanding shares.

The net placing proceeds will be used by VGM to assist in increasing its’ pro rata annual production to in excess of 100,000 ounces by the beginning of the 2011 calendar year.  This is expected to be achieved via an increased underground capital development program, allowing access to increased mining faces, increasing both the capacity of tonnage delivered from underground and an increase in delivered grade to the mill.  While VGM is confident of reaching its stated objectives there can be no guarantee that they will be achieved.

Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

Tuvatu Option cancelled

Canadian Zinc also reports that it has agreed to cancel its option on the Tuvatu Gold Project in Fiji. Tuvatu is a high grade gold deposit on the island of Viti Levu, Fiji, and located approximately 37 kilometres to the southwest of the Vatukoula Gold Mine.

The Tuvatu Project is currently owned by American Eagle Resources Inc. (“American Eagle”), through its 100% owned Fijian subsidiary Lion One Limited.  Under an Option Agreement entered into in May 2009, Canadian Zinc had the option, exercisable at any time until October 31, 2009, to acquire Tuvatu, via amalgamation of American Eagle with a wholly-owned subsidiary of Canadian Zinc under which 16,250,000 shares of Canadian Zinc would have been issued to the shareholders of American Eagle.

Canadian Zinc has now agreed to cancel its option to acquire American Eagle in consideration of the issue to Canadian Zinc of warrants entitling Canadian Zinc to acquire up to 1,250,000 shares (approximately 10%) of American Eagle, at an exercise price of the lesser of $2.00 per share or 25% above the price per share of the initial public offering of American Eagle. The warrants are exercisable until October 31, 2010.

Vatukoula Operations Update2

Vatukoula has announced that gold production from the Vatukoula mine for the quarter ending 31 August 2009 was 6,722 ounces.

	4th quarter	3rd quarter	2nd quarter	1st quarter	12 Months
	Ending	ending	ending	ending	Ending
	August	May	February	November	August
	2009	2009	2009	2008	2009
Mined tonnes (Underground Ore)	43,705	54,618	47,113	67,100	212,536
Mined grade -grams Au / tonne (Underground Ore)	7.49	7.46	7.37	7.84	7.59
Mined tonnes (Surface Ore)	35,770	-	-	-	-
Mined grade -grams Au / tonne (Surface Ore)	1.79	-	-	-	-
Gold produced -ounces (Oz)	6,722	8,711	7,471	10,522	33,426
Average gold sale price -US$ / Oz	941	920	884	792	877
Cash Cost -US$/ Oz	1,041	680	915	778	837
Mine Net Profit (Loss) £,000 (un-audited) 1	(982)	875	(195)	(117)	(419)

1 The Mined Net Profit (Loss) has been re-stated for the first, second and third quarter as a result of year end adjustments.

All figures in the table and in this update relating to the twelve months ending 31 August 2009 are provisional and unaudited.

2 Information pertaining to the Vatukoula Operations Update has been derived from the VGM news release dated September 25, 2009, available on the VGM website at: www.vatukoulagoldmines.com.

Underground Operations

During the quarter ended August 31, 2009, VGM instigated an accelerated underground development program, which while resulting in lower production figures in the shorter term, should increase the mine’s flexibility and allow VGM to realize its longer term production targets.  In addition to the accelerated underground development program, the underground drill exploration program has been increased to assist with long term planning.

Underground ore production for the quarter decreased to 43,705 tonnes, with an average mine grade of 7.49 grams of gold per tonne.  This can be attributed to delayed delivery of underground mining equipment which subsequently constrained the underground development rates and access to the ore.  Five of the eight ordered pieces of underground equipment have been delivered to site.  A further two pieces are due to be commissioned and delivered within the calendar year.  VGM is currently in the process of sourcing an additional five pieces of underground equipment.

The capital development program will also be supplemented by an underground and surface drilling program which will allow the development program to focus on higher grade ore bodies, optimize mine planning and mining techniques.

Milling Operations

The Vatukoula Treatment Plant continues to operate satisfactorily, with current gold recoveries at 84% of the head grade delivered to the mill, which is consistent with historic gold recoveries at the mine.  The ore milled from underground has decreased as a result of the lower feed from the mining operations.

Oxide Operations

The new oxide circuit has performed well and is operating at a rate of 650 tonnes per day. The average grade of material delivered from the low-grade stockpile has averaged 1.79 grams gold / tonne with recoveries of 86% of the head grade delivered to the mill.

VGM Outlook

Subject to the delivery of underground mobile equipment, VGM believes that it has the resources available to achieve a targeted rate of in excess of 100,000 ounces of gold per annum by the beginning of the calendar year 2011.  This rate of production should lower the cash costs per ounce (assuming an oil price of $80 / barrel) to less than US$ 600 / ounce.  Detailed mine planning has budgeted for the build up of gold production over this coming year, which, when supplemented with the VGM’s oxide production, results in a targeted production of 60,000 ounces of gold for the year ending August 2010.

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the AIM Market of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006.

VGM acquired the Vatukoula Gold Mine in April 2008 and has since then re-established gold mining operations.  Current planning is to restore mine operations at a rate of 110,000 ounces per year.  VGM has reported that the Mine has a Proven and Probable Reserve of 858,000 ounces of gold and a Measured, Indicated and Inferred resource of 5.15 million ounces of gold. (These reserve and resource figures have been prepared in accordance with the JORC reporting standards and are not in compliance with National Instrument 43-101).  VGM has no forward gold sales and no bank debt.

For further information:  www.vatukoulagoldmines.com

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

In April 2009 CZN acquired approximately 348,000,000 shares of Vatukoula Gold Mines plc for £2.54 million ($4.56 million) and subsequently, in June 2009, CZN subscribed for a further 200,000,000 shares of VGM for £1.20 million ($2.16 million). Following completion of the VGM financing and CZN’s separate subscription, Canadian Zinc will hold 628 million shares of VGM representing approximately 17.2% of VGM’s then outstanding shares.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information, including, among other things, estimates relating to production volumes and related costs of production at the Vatukoula Gold Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future production and sales volumes at the Vatukoula Gold Mine, the timing and availability of capital equipment, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: October 15, 2009	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman